Sprott Resource Lending Corp. Shareholders Approve Acquisition by Sprott Inc.

Toronto, ON – July 22, 2013 /CNW/ - Sprott Inc. (“Sprott” or “the Company”) (TSX: SII) and Sprott Resource Lending Corp. (“SIL” or “Sprott Resource Lending”) (NYSE MKT: SILU, TSX: SIL) are pleased to announce that on July 18, 2013, shareholders of Sprott Resource Lending approved the previously announced plan of arrangement involving Sprott Resource Lending and Sprott under the Canada Business Corporations Act pursuant to which Sprott will acquire all of the outstanding common shares in the capital of SIL (the “Arrangement”). Over 98.8% of SIL common shares voted at SIL’s annual and special meeting of shareholders held on July 18, 2013, including 98.4% of SIL common shares held by minority shareholders, voted in favour of the special resolution approving the Arrangement. On July 19, 2013, a final order approving the Arrangement was granted by the Ontario Superior Court of Justice. The Arrangement is currently scheduled to close on Wednesday, July 24, 2013.

“We are pleased with the overwhelming support the amalgamation has received from the shareholders of Sprott Resource Lending,” commented Peter Grosskopf, CEO of Sprott. “After completion of this transaction, Sprott will have more than $350 million in cash and investment capital, which will position us well to both sponsor new fund initiatives and continue the business of resource lending.”

“We are pleased to be joining Sprott through a transaction that provides our shareholders with ownership in a larger, more diversified company that is well positioned to continue to build an industry leading resource lending franchise,” said Murray Sinclair, Chairman of the Sprott Resource Lending Board of Directors.

About Sprott

Sprott is a leading independent asset manager dedicated to achieving superior returns for its clients over the long term. The Company currently operates through four business units: Sprott Asset Management LP, Sprott Private Wealth LP, Sprott Consulting LP, and Sprott U.S. Holdings Inc. Sprott Asset Management is the investment manager of the Sprott family of mutual funds and hedge funds and discretionary managed accounts; Sprott Private Wealth provides wealth management services to high net worth individuals; and Sprott Consulting provides management, administrative and consulting services to other companies. Sprott U.S. Holdings Inc. includes Sprott Global Resource Investments Ltd, Sprott Asset Management USA Inc., and Resource Capital Investments Corporation. Sprott is headquartered in Toronto, Canada, and is listed on the Toronto Stock Exchange under the symbol “SII”. For more information on Sprott , please visit www.sprottinc.com.

About Sprott Resource Lending

Sprott Resource Lending (www.sprottlending.com) specializes in lending to resource companies on a global basis. Headquartered in Toronto, SIL seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the underlying property or shares of the borrower. Pursuant to a management services agreement and a partnership agreement, Sprott Lending Consulting Limited Partnership (“SLCLP”) provides Sprott Resource Lending with day to day business management as well as other management and administrative services. SLCLP is a wholly owned subsidiary of Sprott (www.sprottinc.com), the parent of Sprott Asset Management LP (www.sprott.com). For more information about Sprott Resource Lending, please visit SEDAR (www.sedar.com).

Forward-Looking Statements

This document includes certain statements that constitute “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements include statements regarding Sprott’s or Sprott Resource Lending’s intent, or the beliefs or current expectations of Sprott’s or Sprott Resource Lending’s officers and directors. Such statements are typically identified by words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions. Forward-looking statements may relate to Sprott’s or Sprott Resource Lending’s future outlook and anticipated events or results.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond Sprott’s or Sprott Resource Lending’s control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements.

Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, neither Sprott nor Sprott Resource Lending assume any obligation to update, or to publicly announce the results of any change to, any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Investor contact information:

Sprott Resource Lending Corp.	Sprott Inc.
Jim Grosdanis	Glen Williams
Chief Financial Officer	Director of Communications
(416) 943-4698	(416) 943-4394
jgrosdanis@sprottlending.com	gwilliams@sprott.com

-or-

Narinder Nagra
President and Chief Operating Officer
(604) 488-8719
nnagra@sprottlending.com